Exhibit 99.1

Huazhu Group Limited Announces Cash Dividend

SHANGHAI, China, March 3, 2022 -- Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu” or the “Company”), a world-leading hotel group, today announced that its board of directors has declared a cash dividend of US$0.021 per ordinary share, or US$0.21 per American Depositary Share (“ADS”). Holders of the Company’s ordinary shares or ADS as of the close of business on March 24, 2022 will be entitled to receive the cash dividend. Dividends to holders of the Company’s ordinary shares are expected to be distributed on or about April 14, 2022. Citibank, N.A., depositary bank for the Company's ADS program (the "ADS Depositary"), expects to pay out dividends to ADS holders on or about April 21, 2022. Dividends to be paid to the Company’s ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company and the ADS Depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

The total amount of cash to be distributed for the special dividend is expected to be approximately US$68 million.

As of September 30, 2021, the Company had cash and cash equivalents of RMB5.4 billion (US$836 million) and restricted cash of RMB26 million (US$4 million).

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of December 31, 2021, Huazhu operated 7,830 hotels with 753,216 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel and CitiGO Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2021, Huazhu operates 14 percent of its hotel rooms under lease and ownership model, and 86 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

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